April 28, 2011

VIA EDGAR (Correspondence Filing)
Mr. Kevin Rupert U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Starboard Investment Trust (the “Registrant”)
Post-Effective Amendment No. 34
File Nos. 333-1594840; 811-22298

Dear Mr. Rupert:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins with respect to Post-Effective Amendment No. 34 to the Registrant's Registration Statement for The Sector Rotation Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant's response.  We understand that it is the staff's position that an additional filing must be made pursuant to Rule 485(a) in order to resolve the comments provided below.

Prospectus

Comment 1:
In the Fee Table, please delete the line referring to the "Fee Waiver and/or Expense Limitation" and "Net Annual Fund Operating Expenses".   The correct presentation is a restatement of the "Other Expenses" reflecting the Administrator's capped fees.

Response:	The Fee Table has been revised as requested.
Comment 2:	In the “Risk/Return Summary, Fees and Expenses of the Fund” section, under the heading "Portfolio Turnover," round the portfolio turnover rate to the nearest whole number.
Response:	The requested change has been made.
Comment 3:
In the “Risk/Return Summary, Principal Investment Strategies" section, the fourth paragraph discusses the investment selection process for long positions, but there is no discussion of the investment selection process for the Fund's short positions.

Response:
The disclosure regarding the Fund’s principal investment strategies has been revised to clarify that the Fund may take long positions in ETFs seeking to provide investment results that are the inverse of the performance of an underlying index and that the selection is based upon the same proprietary ranking system used to identify the Fund’s other investments.

Comment 4:
In the “Risk/Return Summary, Principal Investment Strategies" section, there is not a sufficient description of what is meant by "sector rotation" as mentioned in the Fund's name.  Specifically, the Fund should describe which sectors may be utilized, what factors are considered when rotating sectors and what risks are appurtenant to each sector.

Response:	The disclosure regarding the Fund’s principal investment strategies has been revised to elaborate on the concept of “sector rotation” and how the Fund employs the strategy.
Comment 5:
In the “Risk/Return Summary, Principal Risks of Investing in the Fund" section, there is no mention of the increased risk or volatility associated with use of leveraged underlying funds.  Please include the appropriate risk disclosures in both the Summary and in the Statutory Prospectus.

Response:
The narrative risk disclosure has been revised to include additional disclosure regarding the risks related to the use of leveraged underlying funds.  The disclosure is noted as “Leverage Risk” in the section of the prospectus entitled “Principal Risks of Investing in the Fund.”

Comment 6:
In the “Performance History” section, starting on Page 7 of the Fund's prospectus, if the intent is to carry over performance from the Predecessor Fund, please provide additional  information regarding the approval by shareholders of the conversion of the Trust and any other matters submitted to shareholders to the extent they could have an impact on comparative performance.

Response:	The additional information on the impact of conversion on comparative performance has been included in the “Performance History” section of the prospectus.
Comment 7:
In the “Management of the Fund, Investment Advisor” section  of the Fund's prospectus, under the heading "Portfolio Manager" on page 11,  please provide information related to Mr. Grimaldi's management of the Predecessor Fund since its inception and its relation to the Fund.

Response:
The following sentence has been added to the disclosure on page 11 of the prospectus: “Mr. Grimaldi served as the portfolio manager of the Fund’s predecessor, a fund series of the World Funds Trust, from its inception in 2009 until its reorganization into the Starboard Investment Trust in 2011.”

Comment 8:
In the “Financial Highlights” section, please revise the section to indicate that the financial highlights from the Predecessor Fund have been included and refer to the date of the shareholder action approving the reorganization of the Predecessor Fund into the Fund.

Response:	The requested changes have been made.

Statement of Additional Information

Comment 9:
In the Statement of Additional Information, on page 11, under the "Investment Limitations, Fundamental Restrictions" section, regarding Fundamental Restriction 1 related to Concentration, please revise the restriction as the policy as it is currently written does not conform to provisions of the Investment Company Act of 1940 and staff guidance on the required disclosures.  Additionally, indicate to the staff whether the Fund has been so concentrated in the past and if shareholders lost value in their investment as a result of the concentration.

Response:
Fundamental Restriction 1 has been revised to state that “The Fund may not invest 25% or more of its total assets in a particular industry or group of industries.”  The Fund’s current administrator has confirmed that the Fund has not invested more than 25% of its total assets in a particular industry in the past.

Comment 10:
In the Statement of Additional Information, under the heading "Management and Other Service Providers," under the sub-heading "Portfolio Managers" starting on page 22, disclose whether any of the other accounts managed by the portfolio manager are subject to a performance-based fee.

Response:
The table in the section of the Statement of Additional Information entitled “Management and Other Service Providers – Portfolio Managers – Other Accounts” has been revised to clearly indicate that none of the other accounts managed by the portfolio manager are subject to a performance-based fee.

Comment 11:
In the Statement of Additional Information, under the heading "Financial Statements" on page 32, provide disclosure related to the conversion of the Predecessor Fund to the Fund and note that the Fund has adopted the Predecessor Fund's financial statements.  Also include in the filing a copy of those financial statements since the Predecessor Fund's inception.

Response:	The requested changes have been made.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact me at (513) 352-6774.

Sincerely,

/s/ Marc L. Collins

Marc L. Collins